AGEAGLE AERIAL SYSTEMS INC.

117 SOUTH 4TH STREET

NEODESHA, KS 66757

June 17, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
RE:	AgEagle Aerial Systems Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-239157

Dear Ms. Haywood:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00pm on June 19, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

  Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AGEAGLE AERIAL SYSTEMS INC.

By:	/s/ Nicole Fernandez-McGovern
Name:	Nicole Fernandez-McGovern
Title:	Chief Financial Officer